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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 1)

                              Peerless Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                      ------------------------------------
                         (Title of class of securities)

                                    705499101
                             -----------------------
                                 (CUSIP Number)

                                December 16, 1998
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [X]    Rule 13d-1(b)
       [X]    Rule 13d-1(c)
       [ ]    Rule 13d-1(d)





                        (Continued on following page[s])


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---------------------------------             ----------------------------------
       CUSIP NO. 705499101             13G       PAGE    2    OF    7    PAGES
                                                      -------    -------
---------------------------------             ----------------------------------
--------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                      Allied Capital Corporation    (52-1081052)
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.            SEC USE ONLY

--------------------------------------------------------------------------------
4.            CITIZENSHIP OR PLACE OF ORGANIZATION
                      The Reporting Person is organized in the state of Maryland
--------------------------------------------------------------------------------
   NUMBER OF           5.           SOLE VOTING POWER
    SHARES                                0
  BENEFICIALLY         ---------------------------------------------------------
   OWNED BY            6.           SHARED VOTING POWER
     EACH                                 0
   REPORTING           ---------------------------------------------------------
  PERSON WITH          7.           SOLE DISPOSITIVE POWER
                                          0
                       ---------------------------------------------------------
                       8.           SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             0
--------------------------------------------------------------------------------
10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
--------------------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             0
--------------------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON*
                       CO, IA, IV, OO (Business Development Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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---------------------------------             ----------------------------------
       CUSIP NO. 705499101             13G       PAGE    3    OF    7    PAGES
                                                      -------    -------
---------------------------------             ----------------------------------
--------------------------------------------------------------------------------
1.            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                      Allied Investment Corporation (52-1278855)
--------------------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.            SEC USE ONLY

--------------------------------------------------------------------------------
4.            CITIZENSHIP OR PLACE OF ORGANIZATION
                      The Reporting Person is organized in the state of Maryland
--------------------------------------------------------------------------------
   NUMBER OF           5.           SOLE VOTING POWER
    SHARES                                0
  BENEFICIALLY         ---------------------------------------------------------
   OWNED BY            6.           SHARED VOTING POWER
     EACH                                 0
   REPORTING           ---------------------------------------------------------
  PERSON WITH          7.           SOLE DISPOSITIVE POWER
                                          0
                       ---------------------------------------------------------
                       8.           SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             0
--------------------------------------------------------------------------------
10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
--------------------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             0
--------------------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON*
                       CO, IV, OO (Business Development Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(a).    NAME OF ISSUER:

                     The name of the issuer is Peerless Group, Inc. ("Peerless")

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     The principal executive offices of Peerless are at:

                            1021 Central Expressway South
                            Allen, TX 75013

ITEM 2(a).    NAME OF PERSON FILING:

                     This Schedule 13G is being filed by Allied Capital Corporation ("ACC") and Allied Investment Corporation ("Investment")

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                     The principal business office of each reporting person is:

                            1919 Pennsylvania Avenue, N.W.
                            Third Floor
                            Washington, DC 20006-3434

ITEM 2(c).    CITIZENSHIP:

                     Each reporting person is organized in the state of Maryland

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

                     This Schedule 13G statement relates to common stock of Peerless, par value $0.01 per share ("Common Stock").

ITEM 2(e).    CUSIP NUMBER:

                     705499101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) [ ] Broker or dealer registered under Section 15 of the
                      Exchange Act;

              (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

              (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Exchange Act;


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              (d) [ ] Investment Company registered under Section 8 of the
                      Investment Company Act;

              (e) [X] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.       OWNERSHIP.

              (1)    EXERCISE OF WARRANTS.

                     Prior to December 2, 1998, Investment had sole voting and dispositive power, and ACC, as Investment's parent, had shared voting and dispositive power, with respect to 307,889 of Common Stock as follows: (i) Investment owned 126,235 shares of Common Stock, and (ii) Investment owned warrants to purchase 181,654 shares of Common Stock, exercisable at $0.025 per share. On December 2, 1998, Investment effected a cashless exercise of the warrants and as a result purchased 181,053 shares of Common Stock, resulting in Investment owning a total of 307,228 shares of Common Stock directly.

              (2)    MERGER AND EXCHANGE OF SHARES

                     Peerless entered into an Agreement and Plan of Merger dated August 18, 1998 by and among Peerless, Jack Henry & Associates, Inc. ("Jack Henry") and Peerless Acquisition Corp. ("Newco"), a wholly-owned subsidiary of Jack Henry (the "Merger Agreement"). The Merger Agreement provided for the merger of Newco with and into Peerless, with Peerless as the surviving corporation (the "Merger"). The Merger was consummated on December 16, 1998.


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                     Pursuant to the Merger Agreement, each outstanding share of
                     Common Stock of Peerless was converted into the right to receive 0.16145 shares of common stock of Jack Henry, par value $0.01 per share. Upon consummation of the Merger, ACC and Investment no longer owned shares of Peerless. As of December 16, 1998, ACC and Investment were entitled to receive 40,885 shares and 49,612 shares, respectively, of the common stock of Jack Henry, constituting approximately .2% and .25%, respectively, of Jack Henry's outstanding shares.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                     See discussion above under "Item 4. Ownership."

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                     Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                     Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                     Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                     Not applicable.

ITEM 10.      CERTIFICATIONS.

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ALLIED CAPITAL CORPORATION

January 12, 1999                       By:   /s/ Joan M. Sweeney
----------------------------                 -----------------------
(Date)                                       Joan M. Sweeney
                                             Managing Director


                                       ALLIED INVESTMENT CORPORATION

January 12, 1999                       By:   /s/ Joan M. Sweeney
----------------------------                 -----------------------
(Date)                                       Joan M. Sweeney
                                             Managing Director









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